EMAIL NO. 1

Hey [[contact.first_name]],

Hope you are healthy and things are going well with you!

I'm writing to let you know that this week my husband Dennis and his partner Ben are launching a crowdfunding campaign for NEXT Boatworks, and to provide you an Early Access opportunity.

Production of the NEXT C1X coastal rower is now underway; 17 boats have already been pre-sold. I am really excited about the potential for growth in the coastal rowing space, especially here in the U.S.

When most people hear "crowdfunding", they think of Kickstarter--which is basically a donation (in exchange for schwag or product). But Dennis & Ben are running their campaign on Wefunder, a platform (and Public Benefit Corporation) that lets friends, family, customers and community members invest in companies they believe in with investments as small as $100.

I would love to receive your help to kick off the campaign with a bang--Wefunder's data shows that a strong start is important for a successful round.
You can learn more about NEXT Boatworks, general background for the offering, etc. at the Wefunder Campaign site here.

You have always been a true friend and supporter to me in my career. My role in Dennis's startup is a bit deeper than observer and wife: I am also equipment tester, advisor, and cheerleader. It would be an honor to share our adventure with you as an investor in NEXT Boatworks.

Lastly, if you're not able to invest financially, you can still support the Campaign. Here are 4 ways you can help:

1. **Share the news on social media**. Here's an example post:
   "Super excited that Dennis & Ben are kicking off a crowdfunding campaign for their start-up NEXT Boatworks. This isn't Kickstarter--the wefunder.com platform lets anyone invest in companies they believe in, rather than simply collect schwag. Wefunder aims to

democratize start-up investing, and NEXT Boatworks aims to democratize rowing by building boats for everybody. Check out the Wefunder raise here: https://wefunder.com/nextboatworksllc4 "

2. **Follow the Campaign.** Click the "Remind Me" button near the top right of the Wefunder page. (This subscribes you to email updates on the raise, and helps build momentum on the Wefunder site).
3. **Share the Campaign link directly with 1 or 2 people**: anyone connected to the rowing and/or exercise/outdoor sports community, and/or potentially interested in investing as little as $100, or becoming the lead investor.
4. **Give us your feedback** on the raise in general. Let me know if anything on the pitch page is unclear or if any additions would make it more clear or compelling to potential investors. Also feel free to share any ideas on how I could continue to spread the word about the campaign!

If you want to learn more about the company, or the Wefunder investment opportunity, Dennis would be happy to chat--feel free to call him any time at 516-523-2700, or by email to dennis@nextboatworks.com.

Let's go Team NEXT Boatworks!

Hope to see you soon--you're the best!
Sinéad
Advisor, Boat tester, Adventurer
https://nextboatworks.com

*NEXT Boatworks LLC is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

EMAIL NO. 2

Hey [[contact.first_name]]!

I'm thrilled to announce that Dennis (my husband) & Ben's NEXT Boatworks' Wefunder.com Campaign* is officially live! (...but not yet open to the public)

Please make our day by visiting the Wefunder Campaign Site.

Here are 4 ways you can help:

1. **Share the news on social media**. Here's an example post:
   "Super excited that Dennis & Ben are kicking off a crowdfunding campaign for their start-up NEXT Boatworks. This isn't Kickstarter--the Wefunder platform lets anyone invest in companies they believe in, rather than simply collect schwag. Wefunder aims to democratize start-up investing, and NEXT Boatworks aims to democratize rowing by building boats for everybody. Check out the Wefunder raise here: https://wefunder.com/nextboatworksllc4 "
2. **Follow the Campaign.** Click the "Remind Me" button near the top right of the Wefunder page. (This subscribes you to email updates on the raise, and helps build momentum on the Wefunder site).
3. **Share the Campaign link directly with 1 or 2 people**: anyone connected to the rowing and/or exercise/outdoor sports community, and/or potentially interested in investing as little as $100, or becoming the lead investor.
4. **Give us your feedback** on the raise in general. Let me know if anything on the pitch page is unclear or if any additions would make it more clear or compelling to potential investors. Also feel free to share any ideas on how I could continue to spread the word about the campaign!

If you want to learn more about the company, or the Wefunder investment opportunity, Dennis would be happy to chat--feel free to call him any time at 516-523-2700, or by email to dennis@nextboatworks.com.

Whether or not you can pitch in, I want to thank you for your continued interest through various stages of the adventure that Dennis began five years ago (!). Let's go Team NEXT Boatworks!

Yours truly,

Sinéad

Advisor, Boat tester, Adventurer

on behalf of NEXT Boatworks

*NEXT Boatworks LLC is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

EMAIL NO. 3

Hi [[contact.first_name]],

Hope you are well in these strange times!

You may be already aware of the reason for my "disappearance" in the last couple of years. In case you're not, I've been toiling away at a new start-up, NEXT Boatworks LLC. We've just commenced production of our revolutionary NEXT C1X coastal scull in Bristol, RI.
I'm writing you now to invite you to early, "insider" access to our crowdfunding campaign now launching on Wefunder. Could you take a moment to give us a hand?

Here are 3 ways you can help:

1. **Provide feedback** on our campaign. Review it here and let me know if anything on the pitch page is unclear or if any additions would make it more clear or compelling to potential investors. Also feel free to share any ideas on how I could continue to spread the word about the campaign!
2. Visit the Campaign page and **use the Share button** (top right corner) to post the Campaign link on your Social Media accounts, or directly with 1 or 2 people who may be interested in our project.
3. **Follow the Campaign**. Click the "Watch for Updates" button (below red "Invest" button). This subscribes you to email updates on the raise, and helps build momentum on the Wefunder site.

If you want to learn more about NEXT Boatworks, the NEXT C1X, or the Wefunder investment opportunity, call me any time at 516-523-2700, or by email to dennis@nextboatworks.com.

Whether or not you can pitch in, I want to thank you now for your continued interest through various stages of this long adventure that Ben Booth and I began five years ago (!)

Cheers,
Dennis a.k.a. D-Lo

*NEXT Boatworks LLC is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy

securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

You've received this email because of your relationship to Dennis Loebs, co-founder of Next Boatworks LLC. Please rest assured that your contact info will never be bartered, sold, or otherwise shared without your express consent.

EMAIL NO. 4

Hi [[contact.first_name]],

Hope you are well in these strange times!

You may be already aware of the reason for my "disappearance" in the last couple of years. In case you're not, I've been toiling away at a new start-up, NEXT Boatworks LLC. We've just commenced production of our revolutionary NEXT C1X coastal scull in Bristol, RI.
I'm writing you now to invite you to early, "insider" access to our crowdfunding campaign now launching on Wefunder. Could you take a moment to give us a hand?

Here are 3 ways you can help:

1. **Provide feedback** on our campaign. Review it here and let me know if anything on the pitch page is unclear or if any additions would make it more clear or compelling to potential investors. Also feel free to share any ideas on how I could continue to spread the word about the campaign!
2. Visit the Campaign page and **use the Share button** (top right corner) to post the Campaign link on your Social Media accounts, or directly with 1 or 2 people who may be interested in our project.
3. **Follow the Campaign**. Click the "Watch for Updates" button (below red "Invest" button). This subscribes you to email updates on the raise, and helps build momentum on the Wefunder site.

If you want to learn more about NEXT Boatworks, the NEXT C1X, or the Wefunder investment opportunity, call me any time at 516-523-2700, or by email to dennis@nextboatworks.com.

Whether or not you can pitch in, I want to thank you now for your continued interest through various stages of this long adventure that Ben Booth and I began five years ago (!)

Cheers,
Dennis Loebs

*NEXT Boatworks LLC is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy

securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

You've received this email because of a business relationship to Dennis Loebs, co-founder of Next Boatworks LLC. Please rest assured that your contact info will never be bartered, sold, or otherwise shared without your express consent.

EMAIL NO. 5

Hi [[contact.first_name]],

Hope you are well in these strange times!

We've just commenced production of our revolutionary NEXT C1X coastal scull in Bristol, RI. We're writing you now to invite you to early, "insider" access to our crowdfunding campaign now launching on Wefunder. Could you take a moment to give us a hand?

Here are 3 ways you can help:

1. **Provide feedback** on our campaign. Review it here and let us know if anything on the pitch page is unclear or if any additions would make it more clear or compelling to potential investors. Also feel free to share any ideas on how we could continue to spread the word about the campaign!
2. Visit the Campaign page and **use the Share button** (top right corner) to post the Campaign link on your Social Media accounts, or directly with 1 or 2 people who may be interested in our project.
3. **Follow the Campaign**. Click the "Watch for Updates" button (below red "Invest" button). This subscribes you to email updates on the raise, and helps build momentum on the Wefunder site.

If you want to learn more about NEXT Boatworks, the NEXT C1X, or the Wefunder investment opportunity, call us any time:
ben@nextboatworks.com 617-233-9150
dennis@nextboatworks.com 516-523-2700

Whether or not you can pitch in, we want to thank you now for your continued interest through various stages of this long adventure that we began five years ago (!)

Cheers,
Ben & Dennis

*NEXT Boatworks LLC is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy

securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

You've received this email because of a business relationship to Dennis Loebs, co-founder of Next Boatworks LLC. Please rest assured that your contact info will never be bartered, sold, or otherwise shared without your express consent.

EMAIL NO. 6

Hi [[contact.first_name]],

Hope this email finds you well.

Production of the revolutionary NEXT C1X coastal scull is underway: The Deck for Hull #1 is out of the mold, and the Hull for Hull #1 is undergoing its final de-bulk as we write. Going forward, we'll provide more frequent updates to our owners-only Factory Floor webpage, so that you can track progress closer to real-time.

We're writing you now to invite you to early, "insider" access to our crowdfunding campaign now launching on Wefunder. Could you take a moment to give us a hand?

Here are 3 ways you can help:

1. **Provide feedback** on our campaign. Review it here and let us know if anything on the pitch page is unclear or if any additions would make it more clear or compelling to potential investors. Also feel free to share any ideas on how we could continue to spread the word about the campaign!
2. Visit the Campaign page and **use the Share button** (top right corner) to post the Campaign link on your Social Media accounts, or directly with 1 or 2 people who may be interested in our project.
3. **Follow the Campaign**. Click the "Watch for Updates" button (below red "Invest" button). This subscribes you to email updates on the raise, and helps build momentum on the Wefunder site.

As always, if you have any other questions or feedback, feel free to reach out any time:
ben@nextboatworks.com 617-233-9150
dennis@nextboatworks.com 516-523-2700

Whether or not you can pitch in, we want to thank you again for your purchase & support through various stages of this long adventure that we began five years ago (!)

Cheers,

Ben & Dennis

*NEXT Boatworks LLC is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

You've received this email because of a relationship to either Ben Booth or Dennis Loebs, co-founders of Next Boatworks LLC. Please rest assured that your contact info will never be bartered, sold, or otherwise shared without your express consent.

EMAIL NO. 7

Hi [[contact.first_name]],

First, our sincere thanks for supporting our Wefunder Campaign. It is both humbling and inspiring to have people like you backing our efforts to build the future of rowing. Second, please pardon our silence--We've been focused 100% on building & delivering boats to customers.

Until this point we've bootstrapped this startup, and now we need your help to continue to execute our strategy.

What can you do to help?

1. Circulate our newly-revised pitch deck (attached) among your networks. (We'll be adding new opportunity-focused content in the coming weeks.)
2. Consider serving as our Lead Investor ($1K minimum) for our Wefunder campaign, or...
3. Contact resources in your networks who may be interested & qualified to serve as our Lead Investor.
4. As always, please pass along your feedback & comments!

As we approach the official launch of our Wefunder campaign, we want to provide you a quick update on the state of play.

- We continue to execute by building & delivering boats to customers. As of this writing we have delivered **ten** boats and have a backlog of **fifteen** orders...all with a marketing budget of zero.
- We've assembled a solid building team and hired a Production Manager, and we've just added another part-time member to our Finishing Crew. (We need to add at least one additional Build Crew asap.)
- To maximize our efficiency, we continue to invest in tooling & processes, to the extent allowed by our shoestring budget.
- We've expanded our external team of Advisors and consultants to include key marketing & FP&A resources.

- We just created(!?) direct-to-consumer boat buying on our new webstore.
- Work on new logo assets is underway, to enhance brand awareness.

In short, while we're getting the most out our scarce resources, we need additional funding now in order to survive and grow.

Together we can build an exciting future for rowing!

Happy Independence Day,

The Crew at NEXT Boatworks

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

EMAIL NO. 8

Update on our Wefunder raise: we are nearly ready to GO!

Hi [[contact.first_name]],

It has been a while since we last updated you on our progress at NEXT. The last year has brought some awesome challenges along with, of course, some struggles. Thankfully, more ups than downs!

Some accomplishments:
1. We have now sold **35 boats** in total to date, and completed fifteen.
2. To enhance throughput, we recently added a manufacturing team member, and will add another within two weeks.
3. Designed **another groundbreaking boat**, “Renegade”, planned for launch in 2023 Q4. With an approachable price point, the Renegade will be the world's first rotomolded performance-oriented scull.

With these pieces in place, we will finally be moving forward with our Wefunder capital round this fall. We're aiming for a raise of $450K, to enable the following milestones in 2023:
1. Add another variant of the C1X flagship. With the same design and different materials and processes, this new variant will **double our overall throughput.**
2. Complete development & launch of Renegade.
3. Launch a basic marketing campaign to support brand awareness, and drive additional demand.

It means a lot to us that you were one of the first to commit to supporting our vision and fueling our growth. Your initial commitments create the foundation upon which we will build our capital raise, and attract the additional investment that we need.

You will soon receive an email asking you to confirm your investment. In the meantime, I'd really love to catch you up on our progress, finalize the terms of this round, and offer up our current challenges, in case you have any advice for us! **Please let us know when it is best to connect.**

With our deepest gratitude,
Dennis, Ben, & Sinead
dennis@nextboatworks.com; 516 523-2700
ben@nextboatworks.com; 617-233-9150
sinead@nextboatworks.com; 631 484-5416